UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 17, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS FULL YEAR NET INCOME OF $54.9 MILLION; $1.50 PER SHARE
FOURTH QUARTER NET INCOME OF $11.9 MILLION; $0.33 PER SHARE

PANAMA CITY, February 17, 2010 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the fourth quarter ended December 31, 2009.

Annual Business Highlights
•
Net income for 2009 amounted to $54.9 million compared to $55.1 million in 2008.  Net interest margin increased to 1.62% in 2009, from 1.55% in 2008.  The efficiency ratio improved from 42% in 2008 to 35% in 2009, while 2009 operating expenses remained 4% below 2008 levels.

•
The Commercial Division’s net income for 2009 amounted to $34.8 million compared to $59.1 million in 2008.  Net operating income for 2009 amounted to $49.7 million compared to $58.4 million in 2008.  The decreases during the year were due to lower average loan portfolio balances and lower market interest rates, partially offset by higher average lending spreads.    The commercial portfolio stood at $3.1 billion, an increase of 2% from December 31, 2008, and a 17% increase from its lowest level at month-end May 2009. Disbursements during the fourth quarter 2009 reached $1,217 million, a 16% increase over the previous quarter, and a 78% increase from the fourth quarter 2008.

•	The Treasury Division reported net income for 2009 totaled $6.1 million, compared to a net loss of $16.3 million in 2008, the result of higher margins and trading gains.

•
The Asset Management Division’s net income for 2009 was $14.1 million, compared to $12.3 million in 2008.  The $1.8 million increase during the year was due to higher trading gains in the Investment Fund, partially offset by a greater participation of minority interests.

•	Liquidity as of December 31, 2009 was $402 million, compared to $826 million as of December 31, 2008, as the Bank gradually returns to historical liquidity levels.

•
The ratio of the allowance for credit losses in the commercial portfolio stood at 3.2%, compared to 3.5% reported in the third quarter 2009, and 2.8% as of December 31, 2008.  The quarterly decrease was primarily the net result of a shift in the portfolio composition towards better quality risk.

•
During 2009, the book value per common share increased 17% to $18.49.  The Bank’s Tier 1 capital ratio as of December 31, 2009 was 25.8%, compared to 24.6% as of September 30, 2009, and 20.4% as of December 31, 2008, while the leverage ratio as of these dates was 5.7x, 5.6x and 7.6x, respectively.  The Bank’s equity consists entirely of common shares.

 CEO's Comments

"Bladex made it through one of the most difficult years in recent financial history in very good shape. The Bank’s net income at $54.9 million for 2009 was practically the same as for 2008.  Bladex’s capitalization, reflected in a Tier 1 ratio of 25.8% and leverage of 5.7 times, is stronger than the 20.4% and 7.6 times of a year ago, while efficiency improved from 42% to 35%, and the Bank’s commercial portfolio grew by a full 17% after hitting its low point month-end in May.  Bladex’s liquidity position is ample, supported by a much more diversified universe of funding sources, while reserve coverage is at historically high levels, protecting a portfolio of solid and improving quality.  The only financial indicator lagging the Bank’s objectives is the 8.6% ROE, itself a natural result of Bladex’s strong capitalization.

Bladex’s performance is particularly noteworthy when considered against the backdrop of a Region whose economies had been growing at average annual rates of over 5% and during 2009, suffered a 1.8% contraction.  The impact of the economic crisis on the Region's trade flows was even more dramatic: commerce during the year contracted 24%, a figure without parallel since the late 1930s.

Bladex managed the crisis without the need for any type of external support by calling on its traditional strengths: a disciplined focus on a Region and a business it knows well, excellence in credit and liquidity risk management, and a fiercely competitive, skilled and cohesive team.

With regards to the fourth quarter, Bladex was pleased to see portfolio growth becoming more firmly established, credit quality continuing to improve, and sustained levels of profitability despite a below average performance by the Bank’s asset management division.

With the worst of the crisis now apparently over, Bladex is excited to find itself with the right combination of capital, liquidity, clients and skills to leverage the opportunities of a significantly changed competitive and business landscape.

A number of Bladex’s competitors are still in the process of reorganizing their approach to Latin America, or have exited the market altogether.  Much more importantly, however, the crisis has brought about a surge in intraregional trade, Latin American companies selling to Latin American markets, which is ideally suited to Bladex’s unique ability to provide clients with trade finance support on a regional basis.  Combined with the incipient recovery in international trade flows and the internationalization many of the Region’s companies, Bladex believes these trends will result in significant growth opportunities for the Bank and is allocating resources accordingly. As a first step, the Board of Directors has approved the establishment of two new Representative Offices in Porto Alegre, Brazil, and in Monterrey, Mexico, as part of a plan designed to capture as much of this new business as possible.  As Bladex re-leverages the balance sheet, the Bank’s ROE levels will rise accordingly.

Over the short term, the road forward is not likely to be smooth, as there are simply too many financial, economic and political risks at play globally, all of which impact Latin America and Bladex’s business, even if only in an indirect manner.  Nevertheless, Bladex is confident that 2010 marks the start of a transformation in Bladex every bit as significant as when the Bank evolved from being solely a bank–to-banks to the best trade finance platform in Latin America.”

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	2009	2008	4Q09	3Q09	4Q08
Net Interest Income	$64.8	$77.9	$15.2	$17.4	$14.7
Net Operating Income (Loss) by Business Segment:
Commercial Division	$49.7	$58.4	$11.2	$13.0	$13.8
Treasury Division	$6.1	$(16.3)	$(0.5)	$1.2	$(19.6)
Asset Management Division	$15.2	$12.5	$0.8	$3.3	$1.3
Net Operating Income	$70.9	$54.6	$11.6	$17.4	$(4.5)
Net Income	$54.9	$55.1	$11.9	$15.8	$(4.3)

Net Income per Share(1)	$1.50	$1.51	$0.33	$0.43	$(0.12)
Book Value per common share (period end)	$18.49	$15.77	$18.49	$18.23	$15.77
Return on Average Equity (“ROE”)	8.6%	9.0%	7.1%	9.5%	-3.0%
Operating Return on Average Equity ("Operating ROE") (2)	11.1%	8.9%	6.9%	10.6%	-3.1%
Return on Average Assets (“ROA”)	1.4%	1.1%	1.3%	1.6%	-0.4%
Net Interest Margin	1.62%	1.55%	1.60%	1.76%	1.24%
Efficiency Ratio (3)	35%	42%	46%	33%	185%

Tier 1 Capital(4)	$679	$640	$679	$671	$640
Total Capital(5)	$712	$680	$712	$706	$680
Risk-Weighted Assets	$2,633	$3,144	$2,633	$2,732	$3,144
Tier 1 Capital Ratio(4)	25.8%	20.4%	25.8%	24.6%	20.4%
Total Capital Ratio (5)	27.0%	21.6%	27.0%	25.8%	21.6%
Stockholders’ Equity	$676	$574	$676	$666	$574
Stockholders’ Equity to Total Assets	17.4%	13.2%	17.4%	17.9%	13.2%
Other Comprehensive Income Account ("OCI")	$(6)	$(72)	$(6)	$(9)	$(72)

Leverage (times) (6)	5.7	7.6	5.7	5.6	7.6
Liquid Assets / Total Assets (7)	10.4%	19.6%	10.4%	11.6%	18.9%
Liquid Assets / Total Deposits	32.0%	73.1%	32.0%	35.3%	70.6%

Non-Accruing Loans to Total Loans, net	1.8%	0.0%	1.8%	1.4%	0.0%
Allowance for Credit Losses to Commercial Portfolio	3.2%	2.8%	3.2%	3.5%	2.8%

Total Assets	$3,879	$4,363	$3,879	$3,723	$4,363

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(5)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2009, Bladex had disbursed accumulated credits of approximately $162 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, February 18, 2010 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 18, 2010.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 29285679.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com